STATEMENT OF INVESTMENTS

Dreyfus Money Market Instruments, Inc. Money Market Series
March 31, 2006 (Unaudited)

Negotiable Bank Certificate of Deposit--14.6%	Principal Amount ($)	Value ($)
Banca Intesa SpA (Yankee)		
4.65%, 4/10/06	15,000,000	15,000,000
Bank of America N.A.		
4.82%, 3/21/07	15,000,000 a	15,000,000
Credit Suisse (USA) Inc. (Yankee)		
4.67%, 4/24/06	10,000,000	10,000,000
First Tennessee Bank N.A. Memphis		
4.90%, 6/28/06	5,000,000	5,000,000
Fortis Bank (Yankee)		
4.65%, 4/10/06	15,000,000	15,000,000
Natexis Banques Populaires (Yankee)		
4.48%, 4/7/06	10,000,000	10,000,000
Royal Bank of Canada (Yankee)		
4.70%, 5/16/06	10,000,000	10,000,000
Total Negotiable Bank Certificate of Deposit		
(cost $80,000,000)		**80,000,000**

Commercial Paper--73.2%		
Abbey National North America LLC		
4.57%, 4/4/06	10,000,000	9,996,221
Alliance & Leicester PLC		
4.92%, 6/23/06	20,000,000	19,775,900
Allied Irish Banks N.A. Inc.		
4.58%, 4/4/06	10,000,000	9,996,217
Atlantis One Funding Corp.		
4.58%, 4/4/06	10,000,000 b	9,996,208
Barclays U.S. Funding Corp.		
4.48%, 4/5/06	10,000,000	9,995,078
Bear Stearns Cos. Inc.		
4.58%, 4/3/06	10,000,000	9,997,472
BNP Paribas Finance Inc.		
4.85%, 4/3/06	20,000,000	19,994,611
CAFCO LLC		
4.48%, 4/4/06	10,000,000 b	9,996,308
Calyon		
4.57%, 4/7/06	5,000,000	4,996,225
CC (USA) Inc.		
4.90%, 6/23/06	15,000,000 b	14,832,617
Citigroup Global Markets Holdings Inc.		
4.66%, 4/10/06	20,000,000	19,976,800
Credit Suisse (USA) Inc.		
4.48%, 4/5/06	10,000,000	9,995,078
Crown Point Capital Co. LLC		
4.71%, 5/17/06	5,000,000 b	4,970,292
Cullinan Finance Ltd.		
4.93%, 6/22/06	20,000,000 b	19,778,144
Deutsche Bank Financial LLC		
4.83%, 4/3/06	20,000,000	19,994,633
FCAR Owner Trust, Ser. II		
4.66%, 4/24/06	15,000,000	14,955,725
Gemini Securitization Corp., LLC		
4.57% - 4.66%, 4/3/06 - 4/24/06	25,000,000 b	24,953,203

General Electric Capital Corp.		
4.93%, 6/29/06	20,000,000	19,759,206
Grampian Funding Ltd.		
4.71% - 4.93%, 5/16/06 - 6/30/06	20,000,000 b	19,820,125
Harrier Finance Funding Ltd.		
4.92%, 6/26/06	20,000,000 b	19,767,800
IXIS Corporate & Investment Bank		
4.70%, 5/17/06	13,000,000	12,922,841
K2 (USA) LLC		
4.93%, 6/28/06	10,000,000 b	9,880,956
Premier Asset Collateralized Entity LLC		
4.90% - 4.92%, 6/22/06 - 6/26/06	20,000,000 b	19,773,656
Prudential Funding LLC		
4.84%, 4/3/06	20,000,000	19,994,622
Scaldis Capital Ltd.		
4.91%, 6/26/06	10,000,000 b	9,884,139
Skandinaviska Enskilda Banken AB		
4.57%, 4/3/06	10,000,000	9,997,478
Skandinaviska Enskilda Banken AB		
4.56%, 4/4/06	5,000,000	4,998,112
UBS Finance Delaware LLC		
4.83%, 4/3/06	20,000,000	19,994,633
Total Commercial Paper		
(cost $400,994,300)		**400,994,300**

Corporate Notes--4.6%

Toyota Motor Credit Corp.		
4.81%, 8/8/06	10,000,000 a,b	10,000,000
Wells Fargo & Co.		
4.60%, 4/3/06	15,000,000 a	15,000,000
Total Corporate Notes		
(cost $25,000,000)		**25,000,000**

Short-Term Bank Notes--1.8%

Harris Bankcorp, Inc.		
4.57%, 4/3/06		
(cost $10,000,000)	10,000,000	**10,000,000**

Time Deposits--6.1%

Canadian Imperial Bank of Commerce (Grand Cayman)		
4.88%, 4/3/06	20,000,000	20,000,000
State Street Bank and Trust Co., Boston, MA (Grand Cayman)		
4.88%, 4/3/06	13,313,000	13,313,000
Total Time Deposits		
(cost $33,313,000)		**33,313,000**

Total Investments (cost $549,307,300)	**100.3%**	**549,307,300**
Liabilities, Less Cash and Receivables	**(.3%)**	**(1,547,835)**
Net Assets	**100.0%**	**547,759,465**

a   Variable rate security-interest rate subject to periodic change.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2006, these securities amounted to $173,653,448 or 31.7% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS

Dreyfus Money Market Instruments, Inc. Government Securities Series
March 31, 2006 (Unaudited)

U.S. Treasury Bills--39.0%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
5/4/06			
(cost $99,598,500)	4.43	100,000,000	**99,598,500**
Repurchase Agreements--61.4%			
ABN AMRO Bank N.V.			
dated 3/31/2006, due 4/3/2006 in the amount of			
$33,012,375 (fully collateralized by $34,325,000 U.S.			
Treasury Bills, due 8/31/2006, value $33,660,811)	4.50	33,000,000	33,000,000
Banc of America Securities LLC			
dated 3/31/2006, due 4/3/2006 in the amount of			
$33,012,320 (fully collateralized by $32,421,000 U.S.			
Treasury Notes, 6.50%, due 10/15/2006, value			
$33,660,177)	4.48	33,000,000	33,000,000
Barclays Financial LLC			
dated 3/31/2006, due 4/3/2006 in the amount of			
$17,006,233 (fully collateralized by $18,067,770 U.S.			
Treasury Strips, due 2/15/2007, value $17,340,000)	4.40	17,000,000	17,000,000
Barclays Financial LLC			
dated 3/31/2006, due 4/3/2006 in the amount of			
$8,168,082 (fully collateralized by $12,248,041 U.S.			
Treasury Strips, due 2/15/2014, value $8,328,300)	4.53	8,165,000	8,165,000
Bear Stearns Cos. Inc.			
dated 3/31/2006, due 4/3/2006 in the amount of			
$33,012,238 (fully collateralized by $33,245,000 U.S.			
Treasury Notes, 3.50%, due 11/15/2006, value			
$33,401,252)	4.45	33,000,000	33,000,000
Morgan Stanley			
dated 3/31/2006, due 4/3/2006 in the amount of			
$33,012,293 (fully collateralized by $75,328,000 U.S.			
Treasury Strips, due 2/15/2022, value $33,660,317)	4.47	33,000,000	33,000,000
Total Repurchase Agreements			
(cost $157,165,000)			**157,165,000**
Total Investments (cost $256,763,500)		**100.4%**	**256,763,500**
Liabilities, Less Cash and Receivables		**(.4%)**	**(1,092,054)**
Net Assets		**100.0%**	**255,671,446**

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual

and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.